Exhibit 99.1

MaxsMaking Inc. Announces Pricing of Its Initial Public Offering

Shanghai, China, July 7, 2025 --- MaxsMaking Inc. (the “Company” or “MaxsMaking”), a manufacturer of customized consumer goods with a focus on advanced technology and innovation, today announced the pricing of its initial public offering (the “Offering”) of 1,625,000 A shares, par value $0.01 per share (the “A Shares”), at a public offering price of $4.00 per share for gross proceeds of $6,500,000, before deducting underwriting discounts and offering expenses. The A Shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on July 7, 2025, under the ticker symbol “MAMK”.

The Company has granted the underwriter an option, within 45 days from the closing date of the Offering, to purchase up to an additional 243,750 A Shares at the public offering price, less underwriting discounts, to cover the over-allotment option, if any.

The Offering is expected to close on July 8, 2025, subject to the satisfaction of customary closing conditions.

The Offering is being conducted on a firm commitment basis. Joseph Stone Capital, LLC is acting as the sole underwriter for the Offering. Ellenoff Grossman & Schole LLP is acting as U.S. counsel to the Company, and Davidoff Hutcher & Citron LLP is acting as U.S. counsel to the underwriter, in connection with the Offering.

The Company intends to use approximately 45% of the proceeds from this Offering for construction of production facilities and expansion of its scale of production, approximately 20% for potential strategic investment and acquisitions, approximately 15% for new hires in the sales, IT, production and management departments, approximately 12% for marketing and the remaining approximately 8% for product and software research and development.

A registration statement on Form F-1 (File No. 333-283211) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on July 3, 2025. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering, when available, may be obtained, from Joseph stone Capital, LLC: 585 Stewart Ave., Suite L60-C, Garden City, NY 11530, via email at corporatefinance@josephstonecapital.com or telephone at +1 (866) 866 1433. In addition, a copy of the final prospectus, once available, may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About MaxsMaking Inc.

MaxsMaking Inc., founded in 2007 and headquartered in Shanghai, is a manufacturer of customized consumer goods with a focus on advanced technology and innovation. With production facilities in China’s Zhejiang and Henan provinces, the Company integrates digital production, software development, product design, brand management, online sales and international trade to deliver small-batch textile customization services.

MaxsMaking offers a wide range of customizable products such as backpacks, shopping bags, aprons, and other promotional items. The Company uses sustainable raw materials and production methods and pays attention to environmental protection and social responsibility in the meantime. Through proprietary internet-based management software and proprietary order receiving and processing technologies, MaxsMaking aims to deliver high-quality, cost-effective products and services. For more information, please visit: https:// ir.maxsmaking.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its A Shares on the Nasdaq Capital Market, the anticipated closing of the Offering and the use of proceeds of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the Company’s registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriter

Joseph Stone Capital, LLC

Email: corporatefinance@josephstonecapital.com

Tel: +1 (866) 866 1433

Investor Relations

WFS Investor Relations Inc.

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

+1 628 283 9214